

Mail Stop 3561

July 31, 2008

Fu Qiang
President
Maui General Store, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

>   **Re: Maui General Store, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed July 30, 2008**
>   **File No. 000-50441**

Dear Fu Qiang:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K filed July 30, 2008</u>

1. Our records show your file number as 0-50441 rather than 0-25319 that appears on the cover page. Please revise to include the correct file number.

2. Please revise to state whether the decision to change auditors was specifically recommended or approved by any audit or similar committee of the board of directors or by the board of directors if there is no such committee. Refer to Item 304(a)(1)(iii) of Regulation S-K.

3. Please revise your disclosure in the second paragraph to refer to the audit report of Webb & Company, P.A. for each of the past two years as opposed to the report for the two most recent years. Refer to Item 304(a)(1)(ii) of Regulation S-K.

4. Please revise your disclosure in the fifth paragraph regarding the period during which there were no consultations with your new accountant. This period should include the two most recent fiscal years and the subsequent interim period through the engagement of P.C. Liu, CPA, P.C. on July 28, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

5. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

Please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant